UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD
(Translation of registrant’s name into English)

21 Palmer Street, London, SW1H 0AD United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd.  (the “Company”) on March 17, 2014: Navigator Holdings Ltd. Preliminary Fourth Quarter and Financial Year 2013 Results.

Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2013 RESULTS

Highlights

▪

Navigator Holdings Ltd. (NYSE: NVGS) reports revenue of $71.3 million and net income of $10.9 million for the fourth quarter of 2013, and revenue of $238.3 million and net income of $41.0 million for the year ended December 31, 2013

▪

EBITDA1 increased to $106.8 million for the year ended December 31, 2013 from $63.9 million for 2012

▪

Earnings per share increased to $0.89 for the year ended December 31, 2013 from $0.82 for 2012, based on a significantly increased number of shares outstanding

▪

Completed the acquisition and delivery of 11 vessels from affiliates of AP Moller Maersk

▪

Completed initial public offering of 13,800,000 common shares, including full exercise of underwriters’ option to purchase additional shares

▪

Ten newbuilding semi-refrigerated gas carriers on order for delivery between April 2014 and April 2016

London, England, March 17, 2014 - Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announced its preliminary fourth quarter and Financial Year 2013 results.

Fourth Quarter 2013 Financial Results Overview

Operating revenue for the three months ended December 31, 2013 was $71.3 million, an increase of $31.1 million, or 77.3%, when compared to the $40.2 million of operating revenue for the three months ended December 31, 2012.  This increase was primarily due to the additional eleven vessels acquired from AP Moller-Maersk during 2013, the last of which was delivered in October 2013, as well as improvements in charter rates, and was partially offset by a reduction in vessel utilization, contributed to by a fire in the engine room of Navigator Capricorn that caused the vessel to be out of service for 47 days in the fourth quarter of 2013.

Other cargo revenue of $4.1 million represents the sale proceeds of a partial cargo of butane already loaded on board Navigator Capricorn when the engine room fire broke out. This butane cargo was bought by the Company from the charterer for $4.3 million, to enable the repairs to the vessel to be efficiently carried out, and as there were restrictions in re-importing the cargo into Russia, resulting in a loss of $204,000.

During the fourth quarter of 2013, the average time charter equivalent rate across the entire fleet, including our fully-refrigerated vessels was approximately $830,500 per calendar month ($27,300 per day), compared to $798,230 per calendar month ($26,243 per day) for the comparable period in 2012. The Company did not have any fully-refrigerated vessels during 2012.

Fleet utilization across the 24 vessels, including the chartered-in vessel, decreased to 90.7% for the fourth quarter of 2013, from 99.8% for the fourth quarter of 2012. Approximately half of the aggregate 203 days in which the vessels in the fleet did not earn income resulted from the fire on Navigator Capricorn, and from Navigator Leo having to ballast 41 days from South Korea to Northern Russia to take up a ten year charter. Additionally, six other vessels sailed in ballast to take up time charters during the fourth quarter of 2013 and there was some increased idle time.

_______________________________

1 EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Net operating revenue, which is operating revenue less voyage expenses, amounted to $53.8 million for the three months ended December 31, 2013, up from $33.8 million for the same period in 2012.  $23.2 million of the increase in net operating revenue resulted from having additional vessels in the fleet in 2013 and $2.3 million resulted from an increase in charter rates.  The increase in net operating revenue was partially offset by a reduction of $5.5 million as a result of the decrease in vessel utilization.

Vessel operating expenses increased by $9.5 million to $18.1 million for the three months ended December 31, 2013, from $8.6 million for the same period in 2012. This increase principally reflects the increased number of vessels in the fleet in 2013, as ownership days increased to 2,187 days for the three months ended December 31, 2013, compared to 1,288 days for the equivalent period of 2012.

Net income rose to $10.9 million for the three months ended December 31, 2013, or $0.22 per share, based on an increased weighted average number of shares outstanding of 49.8 million, up from $8.8 million or $0.23 per share for the same period in 2012.

EBITDA for the fourth quarter of 2013 was $30.0 million, compared to $18.1 million for the fourth quarter of 2012.

Year Ended December 31, 2013 Financial Results Overview:

Operating revenue for the year ended December 31, 2013 amounted to $234.3 million (excluding the cargo revenue mentioned above), an increase of $87.6 million compared to operating revenue of $146.7 million for the year ended December 31, 2012. Net operating revenue, which is operating revenue less voyage expenses, amounted to $185.0 million for the year ended December 31, 2013, an increase of $66.1 million on the year ended December 31, 2012.

At December 31, 2013, Navigator has 24 handysize liquefied gas carrier vessels in operation, including the one chartered-in vessel, and it has an additional ten vessels on order, which are expected to be delivered between April 2014 and April 2016.

At December 31, 2013, 13 of the 18 semi-refrigerated gas carriers operated by Navigator were on time charters at an average rate of approximately $910,000 per calendar month. The remaining semi-refrigerated vessels were trading on the spot market or on contracts of affreightment. For the fully-refrigerated gas carriers, the average rate for all charters undertaken by those vessels during 2013 was $778,000 per calendar month. The average time charter equivalent rate during 2013, across the entire fleet, was $859,635 per calendar month ($28,262 per day), compared to a rate of $779,490 per calendar month ($25,627 per day) during 2012.  All six fully-refrigerated gas carriers in the fleet are currently on time charter for original terms of between one and five years, at an average rate of $810,000.

Fleet utilization was 92.9% for the twelve months to December 31, 2013 compared to 99.5% for the full year of 2012.

Vessel operating expenses were $56.0 million for the year ended December 31, 2013, an increase of $23.2 million from the same period in 2012, primarily reflecting the increased number of vessels in the fleet in 2013, with a total ownership days of 7,168 days for the year ended December 31, 2013, compared to 4,663 days for the same period in 2012.

Net income rose to $41.0 million for the year ended December 31, 2013, or $0.89 per share, based on a weighted average number of 46.0 million shares outstanding at the end of 2013, (following the 3-for-1 stock split that became effective as of October 29, 2013), compared to $30.5 million, or $0.82 per share, for the year ended December 31, 2012, based on a weighted average number of 37.3 million shares outstanding at the end of 2012. As at December 31, 2013, there were 55,326,765 shares outstanding.

EBITDA for the year to December 31, 2013 was $106.8 million, compared with $63.9 million for the same period in 2012.

Tomorrow, Tuesday, March 18, 2014, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference call will be available until March 25, 2014 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department

New York: 399 Park Avenue, 38th Floor, New York, NY 10022. Tel: +1 212 355 5893

London: 21 Palmer Street, London, SW1H 0AD. Tel: +44 (0)20 7340 4850

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

December 31,

December 31,

2012

2013

Assets

Current assets

Cash and cash equivalents

$

140,870,317

$

194,740,045

Short-term investments

10,000,000

-

Accounts receivable, net

3,873,849

11,837,578

Accrued income

6,729,551

7,902,234

Prepaid expenses and other current assets

5,079,652

6,282,218

Inventories

4,821,346

5,924,201

Total current assets

171,374,715

226,686,276

Non-current assets

Long-term accounts receivable

-

316,559

Vessels in operation, net

586,660,699

1,026,226,551

Deposit on vessel acquisitions

47,000,000

-

Vessels under construction

20,110,888

60,197,486

Property, plant and equipment, net

497,362

363,015

Deferred finance costs, net

6,610,820

11,436,165

Total assets

$

832,254,484

$

1,325,226,052

Liabilities and stockholders’ equity

Current liabilities

Current portion of long-term debt

$

26,842,508

$

60,750,308

Accounts payable

7,943,797

13,585,924

Accrued expenses and other liabilities

3,476,329

6,438,384

Accrued interest

1,891,763

4,261,971

Deferred income

2,883,352

4,803,196

Total current liabilities

43,037,749

89,839,783

Non-current liabilities

Secured term loan facilities, net of current portion

216,393,245

389,734,262

Senior unsecured bond

125,000,000

125,000,000

Total non-current liabilities

341,393,245

514,734,262

Commitments and contingencies

Stockholders’ equity

Common stock – $.01 par value;

 400,000,000 shares authorized; 55,326,765 shares

 issued and outstanding, (2012: 38,694,648 shares)(1)

386,946

553,267

Additional paid-in capital

352,379,033

584,030,816

Accumulated other comprehensive loss

(114,507)

(87,930)

Retained earnings

95,172,018

136,155,854

Total stockholders’ equity

447,823,490

720,652,007

Total liabilities and stockholders’ equity

$

832,254,484

$

1,325,226,052

(1)

All share amounts (except par value per share amounts) have been retroactively restated for 2012 to reflect the Company’s 3-for-1 stock split that was effected as of October 29, 2013.

.

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

 Three months ended

Twelve months ended

December 31

December 31

2012

2013

2012

2013

Revenues

Operating revenue

 $ 40,228,093

$ 67,255,388

$ 146,716,403

$ 234,286,550

Other cargo revenue

-

4,051,060

-

4,051,060

40,228,093

 71,306,448

146,716,403

 238,337,610

Expenses

Address and brokerage commissions

1,072,735

1,547,112

4,233,794

5,472,823

Voyage expenses

6,476,699

13,431,573

27,790,816

49,336,461

Cost of cargo sold

-

4,254,853

-

4,254,853

Charter-in costs

4,192,500

1,858,995

11,287,831

6,833,713

Vessel operating expenses

8,556,967

18,124,568

32,826,651

56,029,439

Depreciation and amortization

6,334,558

10,800,504

24,179,633

36,608,168

General and administrative costs

1,565,127

1,524,456

5,273,540

6,146,603

Other corporate expenses

308,861

568,670

1,401,808

3,496,368

Total operating expenses

28,507,447

52,110,731

106,994,073

168,178,428

Operating income

11,720,646

19,195,717

39,722,330

70,159,182

Other income / (expense)

Interest expense

 (2,789,819)

(8,214,217)

(8,735,952)

  (28,767,858)

Interest income

28,954

40,450

64,590

98,775

Income before income taxes

8,959,781

11,021,950

31,050,968

41,490,099

Income taxes

(138,418)

 (140,641)

(515,123)

(506,263)

Net income

$ 8,821,363

$ 10,881,309

$ 30,535,845

$ 40,983,836

Earnings per share:

Basic and diluted (1)

$

0.23

$

0.22

$

0.82

$

0.89

Weighted average number of shares outstanding:

Basic and diluted (1)

38,694,648

49,830,243

37,294,962

46,031,386

(1)

All share amounts (except par value per share amounts) have been retroactively restated for 2012 to reflect the Company’s 3-for-1 stock split that was effected as of October 29, 2013.

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

(Unaudited)

 Three months ended

Twelve months ended

December 31

December 31

2012

2013

2012

2013

Net income

 $ 8,821,363

$ 10,881,309

$ 30,535,845

$ 40,983,836

Other Comprehensive Income / (Loss):

Foreign currency translation (loss) / gain

(14,405)

35,473

 32,166

26,577

Total Comprehensive Income

$ 8,806,958

$ 10,916,782

$ 30,568,011

$ 41,010,413

Consolidated Statements of Stockholders’ Equity

(Unaudited)

Accumulated

Common

 Additional

Other

Stock at 0.01

Paid-in

Comprehensive

Retained

 par value (1)

Capital (1)

Income (Loss)

Earnings

Total

January 1, 2012

$ 329,893

$ 304,789,579

$  (146,673)

$ 67,055,392

$

372,028,191

Issuance of common stock

56,250

46,793,497

-

-

46,849,747

Restricted shares issued

February 22, 2012

503

-

-

-

503

Restricted shares issued

April 24, 2012

300

-

-

-

300

Net income

-

-

-

30,535,845

30,535,845

Dividends paid

-

-

-

(2,419,219)

(2,419,219)

Foreign currency translation

-

-

32,166

-

32,166

Share-based compensation plan

-

795,957

-

-

795,957

December 31, 2012

386,946

352,379,033

(114,507)

95,172,018

447,823,490

Issuance of common stock

165,300

230,924,215

-

-

231,089,515

Restricted shares issued

March 31, 2013

600

-

-

-

600

Restricted shares issued

April 7, 2013

271

-

-

-

271

Restricted shares issued

April 11, 2013

150

-

-

-

150

Net income

-

-

-

40,983,836

40,983,836

Foreign currency translation

-

-

26,577

-

26,577

Share-based compensation plan

-

  727,568

-

-

727,568

December 31, 2013

$

553,267

$ 584,030,816

  $ (87,930)

$ 136,155,854

$ 720,652,007

(1)

All share amounts (except par value per share amounts) have been retroactively restated to reflect the Company’s 3-for-1 stock split that was effected as of October 29, 2013.

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

Year ended

Year ended

 December 31,

December 31,

2012

2013

Cash flows from operating activities

Net income

$

30,535,845

$

40,983,836

Adjustments to reconcile net income to net cash

provided by operating activities

Depreciation and amortization

 24,179,633

36,608,168

Payment of drydocking costs

-

(2,922,922)

Share-based compensation

796,760

728,589

Amortization of deferred financing costs

959,210

2,154,864

Unrealized foreign exchange

27,489

23,274

Changes in operating assets and liabilities

Accounts receivable

 (2,570,404)

(7,963,729)

Inventories

(372,516)

(1,102,855)

Accrued income and prepaid expenses and other current assets

(6,381,560)

(2,276,611)

Accounts payable, accrued interest and other liabilities

7,787,706

12,894,233

Long-term accounts receivable

-

(316,559)

Net cash provided by operating activities

54,962,163

78,810,288

Cash flows from investing activities

Payment to acquire vessels

 (147,454,659)

(426,118,733)

Payment for vessels under construction

 (44,931,101)

(40,086,598)

Purchase of other property, plant and equipment

(403,739)

(93,352)

Release of short-term investments

-

20,000,000

Placement of short-term investments

(10,000,000)

(10,000,000)

Net cash used in investing activities

 (202,789,499)

(456,298,683)

Cash flows from financing activities

Proceeds from secured term loan facilities

206,528,261

243,000,000

Direct financing costs of secured term loan facilities

(2,700,000)

(6,866,564)

Repayment of secured term loan facilities

 (107,649,916)

(35,751,183)

Proceeds from 9% senior unsecured bond

125,000,000

-

Issuance costs of 9% senior unsecured bond

(3,645,655)

(113,645)

Proceeds from issuance of stock

46,875,000

246,570,000

Issuance costs of stock

 (25,253)

(15,480,485)

Dividends paid

(2,419,219)

-

Net cash provided by financing activities

261,963,218

431,358,123

Net increase in cash and cash equivalents

  114,135,882

53,869,728

Cash and cash equivalents at beginning of year

26,734,435

140,870,317

Cash and cash equivalents at end of year

$

140,870,317

$

194,740,045

Supplemental Information

Total interest paid during the year, net of amounts capitalized

$

6,166,338

$

24,242,786

Total tax paid during the year

$

 165,105

$

 171,056

Appendix A

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

 Three months ended

Twelve months ended

December 31

December 31

2012

2013

2012

2013

Net income

 $ 8,821,363

$ 10,881,309

$ 30,535,845

$ 40,983,836

Net interest expense

2,760,865

8,173,767

8,671,362

28,669,083

Income taxes

138,418

140,641

515,123

506,263

Depreciation and amortization

6,334,558

10,800,504

 24,179,633

36,608,168

EBITDA

$ 18,055,204

$ 29,996,221

$ 63,901,963

$ 106,767,350

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

n	future operating or financial results;

n	pending acquisitions, business strategy and expected capital spending;

n	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

n	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

n	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

n	estimated future capital expenditures needed to preserve our capital base;

n	our expectations about the receipt of our ten newbuildings and, if exercised, our option newbuilding, and the timing of the receipt thereof;

n	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

n	our continued ability to enter into long-term, fixed-rate time charters with our customers;

n	changes in governmental rules and regulations or actions taken by regulatory authorities;

n	potential liability from future litigation;

n	our expectations relating to the payment of dividends; and

n	other factors discussed in Navigators filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Dated: March 18, 2014	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer